Western Copper Corporation
(an exploration stage company)

Interim Consolidated Financial Statements
March 31, 2011

(Unaudited – prepared by management)
(expressed in Canadian dollars)

NOTICE TO READER:
These interim consolidated financial statements have not been reviewed by the Company's external auditors. These statements have been prepared by and are the responsibility of the Company’s management. This notice is being provided in accordance with National Instrument 51-102 - Continuous Disclosure Obligations.

Western Copper Corporation	CONSOLIDATED FINANCIAL STATEMENTS
An exploration stage company	Unaudited – prepared by management

CONSOLIDATED BALANCE SHEETS
(unaudited - prepared by management)

		March 31, 2011	December 31, 2010	January 1, 2010
Expressed in Canadian dollars	Note	$	$	$

ASSETS

Cash and cash Equivalents	-	505,700	1,630,698	3,436,131
Short-term investments	4	21,574,973	22,006,197	10,231,048
Other assets	-	175,048	188,552	128,547
CURRENT ASSETS		22,255,721	23,825,447	13,795,726

RECLAMATION BOND	-	80,300	80,300	80,300

PROPERTY AND EQUIPMENT	5	125,398	141,383	209,506

EXPLORATION AND EVALUATION ASSETS	6	74,414,221	73,402,621	60,863,104

ASSETS		96,875,640	97,449,751	74,948,636

LIABILITIES

Accounts payable and accrued liabilities	-	950,794	1,240,539	1,097,409
Share premium	15d	-	-	685,000
CURRENT LIABILITIES		950,794	1,240,539	1,782,409

DEFERRED TAX LIABILITY	-	1,945,136	1,945,136	-

LIABILITIES		2,895,930	3,185,675	1,782,409

SHAREHOLDERS’ EQUITY

SHARE CAPITAL	-	99,762,215	99,352,358	77,772,857
CONTRIBUTED SURPLUS	-	29,264,497	29,271,320	25,715,857
DEFICIT	-	(35,047,002)	(34,359,602)	(30,322,487)

SHAREHOLDERS’ EQUITY		93,979,710	94,264,076	73,166,227

LIABILITIES + SHAREHOLDERS’ EQUITY		96,875,640	97,449,751	74,948,636

Commitments	10

Approved by the Board of Directors

“Robert J. Gayton”	Director	“F. Dale Corman”	Director

The accompanying notes are an integral part of these financial statements	- 2 -

Western Copper Corporation	CONSOLIDATED FINANCIAL STATEMENTS
An exploration stage company	Unaudited – prepared by management

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(unaudited - prepared by management)

For the three months ended March 31,	2011	2010
Expressed in Canadian dollars	$	$

ADMINISTRATIVE EXPENSES
Accounting and legal	75,705	49,584
Filing and regulatory fees	138,305	43,206
Office and administration	422,239	559,090
Shareholder communication	121,348	125,772

LOSS BEFORE OTHER ITEMS	757,597	777,652

OTHER ITEMS
Foreign exchange	2,060	2,410
Interest income	(72,257)	(18,236)

LOSS BEFORE TAXES	687,400	761,826

Tax expense	-	1,260,136

NET LOSS AND COMPREHENSIVE LOSS	687,400	2,021,962

BASIC AND DILUTED LOSS PER SHARE	0.01	0.03

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	91,613,870	79,351,003

The accompanying notes are an integral part of these financial statements	- 3 -

Western Copper Corporation	CONSOLIDATED FINANCIAL STATEMENTS
An exploration stage company	Unaudited – prepared by management

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited – prepared by management)

For the three months ended March 31,	2011	2010
Expressed in Canadian dollars	$	$

Cash flows provided by (used in)

OPERATING ACTIVITIES

Loss for the period	(687,400)	(2,021,962)

ITEMS NOT AFFECTING CASH
Amortization	2,308	4,292
Donation of common shares	-	117,900
Tax expense	-	1,260,136
Stock-based compensation	106,387	82,822
	108,695	1,465,150

Change in non-cash working capital items	(15,073)	(530,376)

OPERATING ACTIVITIES	(593,778)	(1,087,188)

FINANCING ACTIVITIES

Common share issuance costs	(317,715)	(2,217)
Exercise of warrants	-	48,750
Exercise of stock options	257,408	15,500

FINANCING ACTIVITIES	(60,307)	62,033

INVESTING ACTIVITIES

Sale (purchase) of short-term investments	500,000	-
Exploration and evaluation asset expenditures	(970,913)	(1,859,366)

INVESTING ACTIVITIES	(470,913)	(1,859,366)

DECREASE IN CASH AND CASH EQUIVALENTS	(1,124,998)	(2,884,521)

Cash and cash equivalents – Beginning	1,630,698	3,436,131

CASH AND CASH EQUIVALENTS – ENDING	505,700	551,610

The accompanying notes are an integral part of these financial statements	- 4 -

Western Copper Corporation	CONSOLIDATED FINANCIAL STATEMENTS
An exploration stage company	Unaudited – prepared by management

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
(unaudited – prepared by management)

	Number of	Share	Contributed	Deficit	Shareholders’
	Shares	Capital	Surplus		Equity
Expressed in Canadian dollars		$	$	$	$

JANUARY 1, 2010	79,275,036	77,772,857	25,715,857	(30,322,487)	73,166,227

Donation of common shares	90,000	117,900	-	-	117,900
Share issuance costs	-	(2,217)	-	-	(2,217)
Exercise of warrants	39,000	48,750	-	-	48,750
Transfer of value on exercise of warrants	-	18,681	(18,681)	-	-
Exercise of stock options	25,000	15,500	-	-	15,500
Transfer of value on exercise of stock options	-	9,960	(9,960)	-	-
Stock-based compensation	-	-	116,639	-	116,639
Net loss	-	-	-	(2,021,962)	(2,021,962)

MARCH 31, 2010	79,429,036	77,981,431	25,803,855	(32,344,449)	71,440,837

Financing – December 22, 2010	9,395,500	23,018,975	-	-	23,018,975
Share issuance costs	-	(1,700,012)	-	-	(1,700,012)
Warrants	-	(4,476,983)	4,476,983	-	-
Exercise of warrants	1,925,000	2,406,250	-	-	2,406,250
Transfer of value on exercise of warrants	-	717,719	(717,719)	-	-
Exercise of stock options	738,300	679,243	-	-	679,243
Transfer of value on exercise of stock options	-	725,735	(725,735)	-	-
Stock-based compensation	-	-	433,936	-	433,936
Net loss	-	-	-	(2,015,153)	(2,015,153)

DECEMBER 31, 2010	91,487,836	99,352,358	29,271,320	(34,359,602)	94,264,076

Exercise of stock options	189,234	257,408	-	-	257,408
Transfer of value on exercise of stock options	-	152,449	(152,449)	-	-
Stock-based compensation	-	-	145,626	-	145,626
Net loss	-	-	-	(687,400)	(687,400)

MARCH 31, 2011	91,677,070	99,762,215	29,264,497	(35,047,002)	93,979,710

The accompanying notes are an integral part of these financial statements	- 5 -

Western Copper Corporation	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
An exploration stage company	Unaudited – prepared by management

1.	NATURE OF OPERATIONS

Western Copper Corporation (“Western Copper” or the “Company”) is an exploration stage company that is directly engaged in exploration and development of mineral properties in Canada. The Company is incorporated in British Columbia, Canada. Its head office is located in Vancouver, British Columbia.

The recoverability of the amounts shown for exploration and evaluation assets is dependent upon the existence of economically recoverable reserves and the Company’s ability to secure and maintain title and beneficial interest in the properties, to obtain the necessary financing to continue the exploration and future development of the properties, or to realize the carrying amount through a sale or partial disposal.

2.	BASIS OF PRESENTATION

These unaudited interim consolidated financial statements have been prepared using accounting policies consistent with International Financial Reporting Standards (“IFRS”) and in accordance with International Accounting Standard (“IAS”) 34 - Interim Financial Reporting and IFRS 1 – First-time Adoption of IFRS.

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates, and assumptions that affect the application of policies and reported amounts of assets and liabilities and disclosures of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Actual results could differ from those estimates. Significant accounts that require estimates as the basis for determining the stated amounts include exploration and evaluation assets, share-based payments, allocation of the purchase price of acquisitions, allocation of financing proceeds, and income and mining taxes. Differences may be material.

These are the Company’s first IFRS interim consolidated financial statements for part of the period covered by the Company’s first IFRS consolidated financial statements for the year ending December 31, 2011. Previously, the Company prepared its annual and interim consolidated financial statements in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). The disclosures concerning the transition from Canadian GAAP to IFRS are included in Note 15.

The policies applied in these unaudited interim consolidated financial statements are based on IFRS issued and outstanding as of May 19, 2011, the date the Board of Directors approved these financial statements. The standards that will be effective or available for voluntary early adoption in the financial statements for the year ending December 31, 2011 are subject to change and may be affected by additional interpretation. Accordingly, the accounting policies will be finalized when the first annual IFRS financial statements are prepared as at and for the year ending December 31, 2011.

Western Copper Corporation	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
An exploration stage company	Unaudited – prepared by management

3.	ACCOUNTING POLICIES

	a.	Summary of significant accounting policies

These consolidated financial statements have been prepared under the historical cost convention, except for certain financial instruments which are measured at fair value. The Company’s principal accounting policies are outlined below:

		(i)	Basis of consolidation

These consolidated financial statements incorporate the financial statements of the Company and the entities controlled by the Company, including its subsidiaries: Carmacks Copper Ltd., Lurprop Holdings Inc., CRS Copper Resources Corp., Moraga Resources Ltd., and Minera Costa de Plata, S.A. de C.V. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. All significant intercompany transactions and balances have been eliminated.

		(ii)	Presentation currency

The Company’s presentation currency is the Canadian dollar (“$”). The functional currency of Western Copper Corporation and its significant subsidiaries is the Canadian dollar.

		(iii)	Foreign currency translation

In preparing the financial statements of the individual entities, transactions in currencies other than the entity’s functional currency (“foreign currencies”) are recorded at the rates of exchange prevailing at the dates of the transactions. At each balance sheet date, monetary assets and liabilities are translated using the period end foreign exchange rate. Non-monetary assets and liabilities are translated using the historical rate on the date of the transaction. Non-monetary assets and liabilities that are stated at fair value are translated using the historical rate on the date that the fair value was determined. All gains and losses on translation of these foreign currency transactions are included in the statement of loss.

		(iv)	Share-based payments

The Company grants stock options to buy common shares of the Company to directors, officers, employees and service providers. The fair value of stock options granted by the Company is treated as compensation costs in accordance with IFRS 2 - Share-based Payments. These costs are charged to the statement of loss or, if appropriate, are capitalized to exploration and evaluation assets over the stock option vesting period. The Company’s allocation of share-based payments is consistent with its treatment of other types of compensation for each recipient.

		(v)	Income taxes

Tax expense consists of current and deferred tax expense. Tax expense is recognized in the statement of loss.

Western Copper Corporation	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
An exploration stage company	Unaudited – prepared by management

Current tax expense is the expected tax payable on the taxable income for the period, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to the previous year.

Deferred taxes are recorded using the liability method. Under the liability method, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled.

The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that the substantive enactment occurs.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, it provides a valuation allowance against the excess.

Temporary differences that do not result in deferred tax assets or liabilities include the initial recognition of assets or liabilities that do not affect accounting or taxable profit and goodwill.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

(vi)	Loss per share

Basic loss per share is computed by dividing the net loss available to common shareholders by the weighted average number of shares outstanding during the reporting period. Diluted loss per share is computed similar to basic loss per share except that the weighted average shares outstanding are increased to include additional shares for the assumed exercise of all stock options and warrants, if dilutive.

(vii)	Long-lived assets

	1.	Exploration and evaluation assets

Direct costs related to the acquisition and exploration of mineral properties held or controlled by the Company are capitalized on an individual property basis until the property is put into production, sold, abandoned, or determined to be impaired. Administration costs and general exploration costs are expensed as incurred. When a property is placed into commercial production, deferred costs will be depleted using the units-of production method.

The Company classifies its mineral properties as exploration and evaluation assets until technical feasibility and commercial viability of extracting a mineral resource are demonstrable. At this point, the exploration and evaluation assets are transferred to property and equipment.

Western Copper Corporation	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
An exploration stage company	Unaudited – prepared by management

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers, or title may be affected by undetected defects.

2.	Property and equipment

Other assets are depreciated using the straight-line method based on their estimated useful lives, which range from three to five years.

Where an item of plant and equipment comprises major components with different useful lives, the components are accounted for as separate items of plant and equipment.

The depreciation method, useful life and residual values are assessed annually.

3.	Impairment

The Company’s assets are reviewed for indication of impairment at each balance sheet date. If indication of impairment exists, the asset’s recoverable amount is estimated.

An impairment loss is recognized when the carrying amount of an asset, or its cash- generating unit, exceeds its recoverable amount. The recoverable amount is the greater of the asset’s fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit.

A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups or assets.

Impairment losses are recognized on the statement of loss. Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to cash-generating units and then to reduce the carrying amount of the other assets in the unit on a pro-rata basis.

4.	Reversal of impairment

An impairment loss is reversed if there is an indication that there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of amortization, if no impairment loss had been recognized. An impairment loss with respect to goodwill is never reversed.

(viii)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, deposits in banks and highly liquid investments with an original maturity of three months or less.

Western Copper Corporation	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
An exploration stage company	Unaudited – prepared by management

(ix)		Short-term investments

Short-term investments are investments which are transitional or current in nature, with an original maturity date greater than three months, but no more than one year from the date of acquisition.

(x)		Related party transactions

Related party transactions are measured at the exchange amount.

(xi)		Valuation of equity units issued as part of a financing

The Company has adopted a pro-rata basis method for the measurement of shares and warrants issued as units in financing arrangements. The pro-rata basis method requires that gross proceeds and related share issuance costs be allocated to the common shares and the warrants based on the relative fair value of each component.

The fair value of the common shares is based on the closing price on the closing date of the transaction and the fair value of the warrants is determined on the closing date of the transaction using the Black-Scholes option pricing model.

The fair value attributed to the warrants is recorded as contributed surplus. If the warrants are exercised, the value attributable to the warrants is transferred to share capital.

(xii)		Flow-through common shares

Under the Canadian Income Tax Act, an enterprise may issue securities referred to as flow- through shares. These instruments permit the Company to renounce (i.e. transfer) the tax deductions associated with an equal value of qualifying resource expenditures to the investor.

The proceeds from the issuance of flow-through shares need to be allocated between the offering of the flow-through shares and the premium paid for the implied tax benefit received by the investors as a result of acquiring the flow-through shares. The calculated tax benefit is recognized as a liability until the Company renounces the expenditures, at which point the liability is reversed and recorded as a tax recovery on the statement of loss.

The Company records a deferred tax liability on the date that the Company files the renouncement documents with the tax authorities, provided that there is reasonable assurance that the expenditures will be made. At the time of recognition of the deferred tax liability, an offsetting entry is made to tax expense.

(xiii)		Financial instruments

	1.	Loans and receivables

Trade receivables, loans, and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as loans and receivables.

Western Copper Corporation	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
An exploration stage company	Unaudited – prepared by management

Loans and receivables are initially recognized at the transaction value and subsequently carried at amortized cost less impairment losses using the effective interest method. Interest income is recognized by applying the effective interest rate.

The effective interest method calculates the amortized cost of a financial asset and allocates interest income over the corresponding period. The effective interest rate is the rate that discounts estimated future cash receipts over the expected life of the financial asset or , where appropriate, a shorter period.

The Company has classified cash and cash equivalents, short-term investments, other receivables, and its reclamation bond as “Loans and receivables”.

2.	Other financial liabilities

Other financial liabilities are initially measured at fair value, net of transaction costs, and are subsequently measured at amortized cost using the effective interest method, with interest expense recognized on an effective yield basis.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expenses over the corresponding period. The effective interest rate is the rate that exactly discounts estimated future cash payments over the expected life of the financial liability, or where appropriate, a shorter period.

The Company has classified accounts payable and accrued liabilities as other financial liabilities.

(xiv)	Provisions

Provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow or resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the balance sheet date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount receivable can be measured reliably.

Western Copper Corporation	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
An exploration stage company	Unaudited – prepared by management

b.	Recent accounting pronouncement

	(i)	IFRS 9 - Financial instruments: Classification and Measurement

IFRS 9 – Financial Instruments: Classification and Measurement is the first part of a new standard on classification and measurement of financial assets that will replace IAS 39 - Financial Instruments: Recognition and Measurement. IFRS 9 has two measurement categories: amortized cost and fair value. All equity instruments are measured at fair value. A debt instrument is at amortized cost only if the entity is holding it to collect contractual cash flows and the cash flows represent principal and interest. Otherwise it is at fair value through the statement of loss. This standard is effective for years beginning on or after January 1, 2013. The extent of the impact that IFRS 9 will have on the Company’s financial statements has not been determined.

	(ii)	IFRS 10 – Consolidated Financial Statements

IFRS 10 - Consolidated Financial Statements builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess. This standard is effective for years beginning on or after January 1, 2013. The extent of the impact that IFRS 10 will have on the Company’s financial statements has not been determined.

4.	SHORT-TERM INVESTMENTS

	March 31, 2011	December 31, 2010
Expressed in Canadian dollars	$	$

Guaranteed Investment Certificates	21,500,000	22,000,000
Accrued interest	74,973	6,197

SHORT-TERM INVESTMENTS	21,574,973	22,006,197

Short-term investments consist of Guaranteed Investment Certificates held with Canadian chartered banks. All certificates are redeemable in full or in part at the Company’s option without penalty. Interest is paid on amounts redeemed subsequent to 30 days from the date of acquisition of the investment. Short-term investments held at March 31, 2011 bear an interest rate of 1.3% .

Western Copper Corporation	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
An exploration stage company	Unaudited – prepared by management

5.	PROPERTY AND EQUIPMENT

	Cost	Accumulated	Net Book Value
		Amortization
Expressed in Canadian dollars	$	$	$
JANUARY 1, 2010	458,556	249,050	209,506
Amortization	-	68,123	(68,123)
DECEMBER 31, 2010	458,556	317,173	141,383
Amortization	-	15,985	(15,985)
MARCH 31, 2011	458,556	333,158	125,398

6.	EXPLORATION AND EVALUATION ASSETS

			Canada
	Yukon		British	Northwest
			Columbia	Territories
	Casino	Carmacks	Island Copper	Redstone	TOTAL
Expressed in Canadian dollars	$	$	$	$	$

JANUARY 1, 2010	22,710,511	15,786,163	13,596,905	8,769,525	60,863,104

Advance royalty	-	100,000	-	-	100,000
Claims maintenance	25,151	210	-	65,099	90,460
Detailed engineering	-	48,940	-	-	48,940
Engineering studies	1,251,250	-	-	-	1,251,250
Exploration	6,187,151	-	29,101	252,643	6,468,895
Permitting	3,255,525	777,806	-	-	4,033,331
Salary and wages	269,290	143,653	-	-	412,943
Stock-based compensation	97,746	35,952	-	-	133,698

DECEMBER 31, 2010	33,796,624	16,892,724	13,626,006	9,087,267	73,402,621

Claims maintenance	3,572	2,835	-	-	6,407
Engineering studies	334,331	-	-	-	334,331
Exploration	23,269	-	57,091	27,196	107,556
Permitting	394,930	36,705	193	-	431,828
Salary and wages	60,515	5,145	26,579	-	92,239
Stock-based compensation	30,036	1,446	7,757	-	39,239

MARCH 31, 2011	34,643,277	16,938,855	13,717,626	9,114,463	74,414,221

Western Copper Corporation	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
An exploration stage company	Unaudited – prepared by management

a.	Casino (100% - Yukon, Canada)

The Casino porphyry copper-gold-molybdenum property is located in Yukon, Canada.

Should it make a production decision, Western Copper is required to make a cash payment of $1 million. Production on the claims is also subject to a 5% net profits interest.

b.	Carmacks (100% - Yukon, Canada)

The Carmacks Copper Project is an oxide copper deposit that is located in Yukon, Canada.

Any production from the Carmacks Copper Project is subject to either a 15% net profits interest or a 3% net smelter royalty, at Western Copper’s election. If Western Copper elects the net smelter royalty, it has the right to purchase the royalty for $2.5 million, less any advance royalty payments made to that date. The Company is required to make an advance royalty payment of $100,000 in any year in which the average daily copper price reported by the London Metal Exchange is US$1.10 per pound or greater. At March 31, 2011, Western Copper had made $800,000 in advance royalty payments.

c.	Island Copper (100% - British Columbia, Canada)

The Island Copper property consists of three blocks of mineral claims located on northern Vancouver Island, British Columbia, Canada. The mineral claim blocks are referred to as the Hushamu claims, the Apple Bay claims, and the Rupert Block.

Should a production decision be made on the Hushamu claims, Western Copper is required to make a cash payment of $1 million to an unrelated third party within 60 days of the production decision. These mineral claims are also subject to a 10% net profits interest.

Should a production decision be made on the Apple Bay claims, Western Copper is required to pay $800,000 in cash or in Western Copper stock to the previous owner of the claims. The payment method is at the election of Western Copper. The previous owner also maintains the right to explore for non-metallic minerals on the Apple Bay claims.

d.	Redstone (100% - Northwest Territories, Canada)

The Redstone property comprises mining leases and mineral claims in the western part of the Northwest Territories. Should production be achieved, the mining leases are subject to a net smelter royalty of between 3-4% depending on the monthly average of the final daily spot price of copper reported on the New York Commodities Exchange relating to each production month, as follows:

• 3% if the price is less than, or equal to US$0.75 per pound;
• 3.5% if the price is greater than US$0.75 per pound, but less than or equal to US$1.00 per pound; and
• 4% if the price is greater than US$1.00 per pound.

Western Copper Corporation	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
An exploration stage company	Unaudited – prepared by management

7.	SHARE CAPITAL

a.	Share capital

Authorized	Unlimited Class A voting shares with a par value of $0.00001
Unlimited common shares without par value
Unlimited number of preferred shares without par value

Issued and outstanding	91,677,070 common shares

b.	Financing

On December 22, 2010, Western Copper issued 9,395,500 units at a price of $2.45. Each unit comprised one common share of the Company and half of one warrant. Each whole warrant is exercisable for one common share of the Company at a price of $3.45 and expires on December 22, 2012. The agent was paid a cash commission equal to 6.0% of gross proceeds.

The fair value assigned to the warrants was $4,476,983. The fair value of the warrants was calculated using the Black-Scholes option pricing model and was based on the following assumptions:

Expected stock price volatility	114%
Expected term, in years	2.0
Average risk-free interest rate	1.66%
Expected dividend yield	-

8.	WARRANTS AND STOCK OPTIONS

	a.	Warrants

There was no change to the number of warrants outstanding as at December 31, 2010 during the three months ended March 31, 2011.

Warrants outstanding at March 31, 2011 are as follows:

Warrants outstanding,	Number of	Average
by exercise price	warrants	remaining
		contractual life
Expressed in Canadian dollars		years

$2.50	86,000	0.68
$2.60	2,150,000	1.68
$3.45	4,697,750	1.73

MARCH 31, 2011	6,933,750	1.70

b.	Stock options

Based on the stock option plan approved by the Company’s shareholders at the annual general meeting held on June 24, 2009, the Company may issue stock options for the purchase of up to 10% of issued capital. The exercise price of the stock options shall be greater than, or equal to, the market value of the Company’s common shares on the last trading day immediately preceding the date of grant. Stock options vest over a two year period from the date of grant unless otherwise determined by the directors. The maximum stock option term is 10 years. At March 31, 2011, the Company could issue additional 5,178,607 stock options.

Western Copper Corporation	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
An exploration stage company	Unaudited – prepared by management

A summary of the Company’s stock options outstanding at March 31, 2011 and the changes for the period then ended, is presented below:

	Number of	Weighted average
	Stock options	exercise price
Expressed in Canadian dollars		$

DECEMBER 31, 2010	4,203,334	1.41

Exercised	(189,234)	1.36
Expired	(16,666)	0.97
Forfeited	(8,334)	0.97

MARCH 31, 2011	3,989,100	1.41

Stock options outstanding at March 31, 2011 are as follows:

Stock options outstanding,	Number of	Weighted average	Average
by exercise price	Stock options	exercise price	remaining
			contractual life
Expressed in Canadian dollars		$	years

$0.60 - 0.97	1,334,100	0.75	3.68
$1.25 – 1.88	1,455,000	1.53	1.83
$2.00 – 2.02	1,200,000	2.00	0.41

MARCH 31, 2011	3,989,100	1.41	2.03

Of the total stock options outstanding, 2,793,666 were vested and exercisable at March 31, 2011. The weighted average exercise price of vested stock options is $1.59 and the average remaining contractual life is 1.15 years.

Western Copper Corporation	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
An exploration stage company	Unaudited – prepared by management

9.	SHARE-BASED PAYMENTS

Costs associated with share-based payments have been allocated to the following line items:

Three months ended March 31,	2011	2010
Expressed in Canadian dollars	$	$

STATEMENT OF LOSS

ADMINISTRATIVE EXPENSES
Office and administration	87,378	74,382
Shareholder communication	19,009	8,440
	106,387	82,822

BALANCE SHEET

EXPLORATION AND EVALUATION ASSETS
Casino	30,036	15,068
Carmacks	1,446	18,749
Island Copper	7,757	-
	39,239	33,817

SHARE-BASED PAYMENTS	145,626	116,639

The value of share-based payments is determined at the time of grant using the Black-Scholes option pricing model.

The Company last granted stock options on November 4, 2010. On that date, Western Copper granted 100,000 stock options to an employee at an exercise price of $1.64 per common share. The fair value assigned to the stock options is $106,747. This value was calculated using the Black-Scholes option pricing model and the following assumptions:

Expected stock price volatility	104%
Expected option term, in years	3.12
Average risk-free interest rate	1.57%
Expected dividend yield	-
Expected forfeiture rate	-

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options and/or warrants granted and/or vested during the period.

Western Copper Corporation	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
An exploration stage company	Unaudited – prepared by management

10.	COMMITMENTS

The Company has an agreement to lease office space in Vancouver, British Columbia until May 31, 2014. The total amount of payments remaining during the course of the agreement as at March 31, 2011 is $676,376. Of this amount, $211,503 is due within the next twelve months.

The Company has an agreement to lease office space in Whitehorse, Yukon until December 31, 2011. The total amount of payments remaining during the course of the agreement as at March 31, 2011 is $21,476. All of this amount will be paid by December 31, 2011.

Commitments related to exploration and evaluation assets are described in note 6.

11.	RELATED PARTY TRANSACTIONS

The Company’s related parties include its directors and officers. The remuneration of directors and officers during the period was as follows:

For the three months ended March 31,	2011	2010
Expressed in Canadian dollars	$	$

Salaries and director fees	207,651	235,950
Share-based payments	104,718	91,993

RELATED PARTY TRANSACTIONS	312,369	327,943

Share-based payments represent the fair value of stock options previously granted to directors and officers that was amortized during the period.

12.	SEGMENTED INFORMATION

	a.	Operating segment

The Company’s operations are primarily directed towards the acquisition, exploration, and future development of resource properties in Canada.

	b.	Geographic information

All interest income is earned in Canada and all assets are held in Canada.

13.	CAPITAL MANAGEMENT

Western Copper is a mineral exploration company with a primary focus of advancing its mineral properties towards production. Its principal source of funds is the issuance of common shares. The Company considers capital to be equity attributable to common shareholders, comprised of share capital, contributed surplus, and deficit. It is the Company’s objective to safeguard its ability to continue as a going concern so that it can continue to explore and develop its projects.

Western Copper Corporation	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
An exploration stage company	Unaudited – prepared by management

Western Copper manages its capital structure based on the funds available for its operations and makes adjustments for changes in economic conditions, capital markets and the risk characteristics of the underlying assets. To maintain its objectives, the Company may attempt to issue new shares, seek debt financing, acquire or dispose of assets or change the timing of its planned exploration and development projects. There is no assurance that these initiatives will be successful.

To facilitate the management of its capital, Western Copper prepares annual expenditure budgets and updates them as necessary, depending on various factors, many of which are beyond the Company’s control. The Board of Directors approves all annual budgets and subsequent updates.

The Company monitors its cash position and its short-term investments on a regular basis to determine whether sufficient funds are available to meet its short-term and long-term corporate objectives. The Company also seeks to provide liquidity and limit credit risk by acquiring investments that are guaranteed by Canadian governments or by a Canadian chartered bank and that are redeemable in portion or in full at the Company’s option without penalty.

There was no change in the Company’s approach to capital management during the period. Western Copper has no debt and does not pay dividends. Neither the Company nor any of its subsidiaries is subject to externally imposed capital requirements.

14.	FINANCIAL INSTRUMENT RISK

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company has exposure to credit, liquidity, currency, interest rate and market risks from the use of financial instruments. Financial instruments consist of cash and cash equivalents, short-term investments, other receivables, reclamation bonds, and accounts payable and accrued liabilities.

a.	Market risk

The Company does not generate cash from its operating activities. Its principal source of funds is the issuance of common shares. It uses the capital raised from the issuance of its common shares to explore and develop its mineral properties with the goal of increasing the price of the Company’s common shares. Western Copper’s common shares are publicly traded. As such, the price of its common shares is susceptible to factors beyond management’s control including, but not limited to, fluctuations in commodity prices and foreign exchange rates and changes in the general market outlook. Should Western Copper require funds during a time when the price of its common shares is depressed, the Company may be required to accept significant dilution to maintain enough liquidity to continue operations or may be unable to raise sufficient capital to meet its obligations. The Company’s contractual obligations are described in note 10.

b.	Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they come due. The Company uses cash forecasts to ensure as far as possible that there is sufficient cash on hand to meet short-term business requirements. Cash is invested in highly liquid investments which are available to discharge obligations when they come due. The Company does not maintain a line of credit.

Western Copper Corporation	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
An exploration stage company	Unaudited – prepared by management

c.	Credit risk

Financial instruments that potentially subject the Company to credit risk consist primarily of cash and cash equivalents and short-term investments. These financial instruments are at risk to the extent that the institutions issuing or holding them cannot redeem amounts when they are due or requested. To limit its credit risk, the Company uses a restrictive investment policy. It deposits cash and cash equivalents in Canadian chartered banks and purchases short-term investments that are guaranteed by Canadian governments or by Canadian chartered banks.

d.	Currency risk

Currency risk is the risk that the Company will lose significant purchasing power to operate its business as a result of changes in currency rates. The Company raises funds in Canadian dollars. The majority of the Company’s expenditures are incurred in Canadian dollars. To limit its exposure to currency risk, the Company maintains the majority of its cash and cash equivalents and short-term investments in Canadian dollars. The Company did not have a material amount of financial instruments denominated in foreign currencies as at March 31, 2011 or December 31, 2010.

e.	Interest rate risk

The Company is exposed to interest rate risk on its cash and cash equivalents and its short-term investments to the extent that the institutions that hold or issue those instruments cannot pay the interest earned on them by Western Copper. Potential losses in interest income are not material.

15.	INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

IFRS 1 – First-time Adoption of IFRS sets forth guidance for the initial adoption of IFRS. Under IFRS 1, the standards are applied retrospectively at the transitional balance sheet date with all adjustments to assets and liabilities taken to deficit unless certain exemptions are applied. The Company has applied the following exemptions to its opening balance sheet:

	a.	Business Combinations

IFRS 1 indicates that a first-time adopter may elect not to apply IFRS 3 – Business Combinations retrospectively to business combinations that occurred before the date of transition to IFRS. The Company has taken advantage of this election and will apply IFRS 3 to business combinations that occur on or after January 1, 2010.

	b.	Share-based payments

IFRS 1 encourages, but does not require, first-time adopters to apply IFRS 2 – Share-based Payments to equity instruments that were granted on or before November 7, 2002, or equity instruments that were granted subsequent to November 7, 2002 and vested before the later of the date of transition to IRS and January 1, 2005. The Company has elected not to apply IFRS 2 to awards that vested prior to January 1, 2010, its date of transition to IFRS, which have been accounted for in accordance with Canadian GAAP.

Western Copper Corporation	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
An exploration stage company	Unaudited – prepared by management

IFRS use a conceptual framework that is similar to Canadian GAAP. However, significant differences exist in certain matters of recognition, measurement, and disclosure. While adoption of IFRS has not changed the Company’s cash flows, it has resulted in changes to the Company’s balance sheet and statement of loss and comprehensive loss. In order to allow the users of the financial statements to better understand these changes, the Company has reconciled its Canadian GAAP balance sheet as at January 1, 2010, March 31, 2010, and December 31, 2010 and its statement of loss and comprehensive loss for the three months ended March 31, 2010 and for the year ended December 31, 2010 to IFRS. The differences are explained in the analysis below.

c.	Deferred tax

Under IFRS, deferred taxes cannot be recognized for the acquisition of assets that do not constitute a business combination. There is no similar prohibition under Canadian GAAP. Under Canadian GAAP, all of the deferred tax liability balance as at January 1, 2010 related to Western Copper’s purchase of the Casino, Island Copper, and Redstone properties through the Company’s acquisition of Lumina Resources Corp. in 2006. As a result of implementing IFRS, the Company eliminated the deferred tax liability recorded on the acquisition, including any adjustments to the deferred tax liability balance since it was first recorded. Accordingly, Western Copper also reduced the carrying value of its exploration and evaluation assets by $11.9 million.

d.	Flow-through common shares and units

Under IFRS, the net proceeds from flow-through shares issued as a part of an equity unit are allocated on a pro-rata basis between the equity instruments issued as part of the financing and the implied premium paid by investors for the tax benefit they receive as a result of acquiring the flow- through shares. The calculated tax benefit is recognized as a liability until the Company renounces the related exploration expenditures, at which point the liability is reversed and recorded as a tax recovery on the statement of loss. Canadian GAAP does not recognize the fair value of any implied tax benefits.

Under IFRS, when flow-through exploration expenditures are renounced, the related deferred tax is recognized as a tax expense on the statement of loss. Under Canadian GAAP, the deferred tax on the renouncement of flow-through exploration expenditures amounts reduced share capital.

Upon transition to IFRS, the Company adjusted the allocation of the net proceeds received from the two flow-through unit financings that it completed in 2009. As a result, a flow-through share premium of $685,000 was recognized at January 1, 2010. The allocation of net proceeds to the flow- though share premium decreased the amount allocated to the flow-through shares and to the warrants issued as part of the financing. The flow-through share premium was reversed during the three months ended March 31, 2010.

The transition to IFRS led to a tax expense of $2.8 million relating to the renouncement of flow- through exploration expenditures during the three months ended March 31, 2010. This amount was partly recovered as a result of the recognition of previously unrecognized deferred tax assets.

Western Copper Corporation	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
An exploration stage company	Unaudited – prepared by management

The Canadian GAAP balance sheet as at December 31, 2010 has been reconciled to IFRS as follows:

			December 31, 2010
		Canadian	Effect of	IFRS
		GAAP	transition to IFRS
Expressed in Canadian dollars		$	$	$
ASSETS	Ref
CURRENT ASSETS	-	23,825,447	-	23,825,447
RECLAMATION BOND	-	80,300	-	80,300
PROPERTY AND EQUIPMENT	-	141,383	-	141,383
EXPLORATION AND EVALUATION ASSETS	c	85,330,161	(11,927,540)	73,402,621
ASSETS		109,377,291	(11,927,540)	97,449,751
LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	-	1,240,539	-	1,240,539
DEFERRED TAX LIABILITY	c,d	12,472,501	(10,527,365)	1,945,136
LIABILITIES		13,713,040	(10,527,365)	3,185,675
SHAREHOLDERS’ EQUITY
SHARE CAPITAL	d	97,086,083	2,266,275	99,352,358
CONTRIBUTED SURPLUS	d	29,411,940	(140,620)	29,271,320
DEFICIT	c,d	(30,833,772)	(3,525,830)	(34,359,602)
SHAREHOLDERS’ EQUITY		95,664,251	(1,400,175)	94,264,076
LIABILITIES + SHAREHOLDERS’ EQUITY		109,377,291	(11,927,540)	97,449,751

Western Copper Corporation	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
An exploration stage company	Unaudited – prepared by management

The Canadian GAAP balance sheet as at January 1, 2010 has been reconciled to IFRS as follows:

			January 1, 2010
		Canadian	Effect of	IFRS
		GAAP	transition to IFRS	$
Expressed in Canadian dollars		$	$

ASSETS	Ref

CURRENT ASSETS	-	13,795,726	-	13,795,726
RECLAMATION BOND	-	80,300	-	80,300
PROPERTY AND EQUIPMENT	-	209,506	-	209,506
EXPLORATION AND EVALUATION ASSETS	c	72,790,644	(11,927,540)	60,863,104

ASSETS		86,876,176	(11,927,540)	74,948,636

LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities	-	1,097,409	-	1,097,409
Share premium	d	-	685,000	685,000
CURRENT LIABILITIES		1,097,409	685,000	1,782,409

DEFERRED TAX LIABILITY	c	9,661,846	(9,661,846)	-

LIABILITIES		10,759,255	(8,976,846)	1,782,409

SHAREHOLDERS’ EQUITY

SHARE CAPITAL	d	78,252,251	(479,394)	77,772,857
CONTRIBUTED SURPLUS	d	25,921,463	(205,606)	25,715,857
DEFICIT	c	(28,056,793)	(2,265,694)	(30,322,487)

SHAREHOLDERS’ EQUITY		76,116,921	(2,950,694)	73,166,227

LIABILITIES + SHAREHOLDERS’ EQUITY		86,876,176	(11,927,540)	74,948,636

Western Copper Corporation	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
An exploration stage company	Unaudited – prepared by management

The Canadian GAAP balance sheet as at March 31, 2010 has been reconciled to IFRS as follows:

			March 31, 2010
		Canadian	Effect of	IFRS
		GAAP	transition to IFRS
Expressed in Canadian dollars		$	$	$
ASSETS	Ref
CURRENT ASSETS	-	11,354,793	-	11,354,793
RECLAMATION BOND	-	80,300	-	80,300
PROPERTY AND EQUIPMENT	-	191,537	-	191,537
EXPLORATION AND EVALUATION ASSETS	c	75,376,844	(11,927,540)	63,449,304
ASSETS		87,003,474	(11,927,540)	75,075,934
LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	-	1,689,961	-	1,689,961
DEFERRED TAX LIABILITY	c	12,472,501	(10,527,365)	1,945,136
LIABILITIES		14,162,462	(10,527,365)	3,635,097
SHAREHOLDERS’ EQUITY
SHARE CAPITAL	d	75,650,170	2,331,261	77,981,431
CONTRIBUTED SURPLUS	d	26,009,461	(205,606)	25,803,855
DEFICIT	c	(28,818,619)	(3,525,830)	(32,344,449)
SHAREHOLDERS’ EQUITY		72,841,012	(1,400,175)	71,440,837
LIABILITIES + SHAREHOLDERS’ EQUITY		87,003,474	(11,927,540)	75,075,934

Western Copper Corporation	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
An exploration stage company	Unaudited – prepared by management

The Canadian GAAP statement of loss and comprehensive loss for the three months ended March 31, 2010 has been reconciled to IFRS as follows:

		For the three months ended March 31, 2010
		Canadian GAAP	Effect of	IFRS
			transition to IFRS
	Ref.	$		$
LOSS BEFORE TAXES		761,826	-	761,826
Tax expense	c,d	-	1,260,136	1,260,136
LOSS AND COMPREHENSIVE LOSS		761,826	1,260,136	2,021,962
BASIC AND DILUTED LOSS PER SHARE		0.01		0.03
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING		79,351,003		79,351,003

The Canadian GAAP statement of loss and comprehensive loss for the year ended December 31, 2010 has been reconciled to IFRS as follows:

		For the year ended December 31, 2010
		Canadian GAAP	Effect of	IFRS
			transition to IFRS
	Ref.	$		$
LOSS BEFORE TAXES		2,776,979	-	2,776,979
Tax expense	c,d	-	1,260,136	1,260,136
LOSS AND COMPREHENSIVE LOSS		2,776,979	1,260,136	4,037,115
BASIC AND DILUTED LOSS PER SHARE		0.03		0.05
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING		81,128,926		81,128,926